Exhibit 99.1

Clearmind Medicine Announces Shareholders Meeting Results

Tel Aviv, Israel / Vancouver, Canada, Nov. 15, 2023 (GLOBE NEWSWIRE) -- Clearmind Medicine Inc. (Nasdaq, CSE: CMND), (FSE: CWY) (“Clearmind” or the “Company”), a biotech company focused on discovery and development of novel psychedelic-derived therapeutics to solve major under-treated health problems, is pleased to announce that all of the matters put forward before shareholders for consideration and approval at its meeting held on November 14, 2023 (the “Meeting”), as set out in the Company’s Management Information Circular dated October 9, 2023, were approved by the requisite majority of votes cast at the Meeting, including a resolution fixing the board of directors at four members, the election of directors of the Company for the ensuing year, a resolution to establish and approve an omnibus equity incentive plan and a resolution approving the directors to effect a consolidation (the “Consolidation”) of the common shares in the capital of the Company (the “Shares”) on the basis of fifty (50) pre-Consolidation Shares for one (1) post-Consolidation Share, or such other lesser consolidation ratio as determined by the Company’s board of directors at its sole discretion, in one or more tranches during the twelve (12) months immediately following the Meeting.

About Clearmind Medicine Inc.

Clearmind is a psychedelic pharmaceutical biotech company focused on the discovery and development of novel psychedelic-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods or supplements.

The Company’s intellectual portfolio currently consists of fifteen patent families. The Company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Shares of Clearmind are listed for trading on Nasdaq and the Canadian Securities Exchange under the symbol “CMND” and the Frankfurt Stock Exchange under the symbol “CWY.”

For further information visit: https://www.clearmindmedicine.com or contact:

Investor Relations

invest@clearmindmedicine.com
Telephone: (604) 260-1566
US: CMND@crescendo-ir.com

General Inquiries

Info@Clearmindmedicine.com